Mail Stop 6010


	May 5, 2006


Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

Re:	Somanta Pharmaceuticals, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed April 11, 2006
	File No. 333-132176

Dear Mr. Bruggeman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page

1. Please revise the fee table to reflect your current offering size.

Prospectus Cover Page

2. We note your response to prior comment 5 from our letter dated March 29, 2006 and reissue it as it relates to shares beneficially owned by SCO Capital Partners LLC. In the alternative, please provide us with a detailed legal analysis of why you believe the shares offered by SCO Capital Partners LLC should not be deemed offered "by or on behalf of the issuer."





We are dependent on licenses, page 10

3. We note that the disclosure in response to comment 17 provides only an example of why you do not know whether your licenses are enforceable. With a view toward disclosure, please tell us the other reasons for your uncertainty.

Determination of Offering Price, page 17

4. We note your disclosure that you have no agreement with the selling stockholders with respect to the offering price.  If so, please tell us how you know your disclosure that they will sell at
60
cents per share is accurate.

Selling Stockholders, page 18

5. We note your response to prior comment 21. Any selling stockholder that is a broker-dealer must be identified in the registration statement as an underwriter. For any selling stockholder that is affiliate of a broker-dealer, revise the prospectus to include the representations included in your response to prior comment 21.

6. Please disclose your net proceeds from the January 2006 transaction.

7. We note your response to prior comment 25.  Please revise your disclosure to include the relationships with SCO Financial Group
LLC
mentioned on page      F-36.

8. Please reconcile the ownership disclosure in your selling stockholders` table with the information in your beneficial ownership table on page 54. For example, we note the differences in disclosure regarding Lake End`s ownership.

Plan of Distribution, page 23

9. Your response to prior comment 26 does not clarify how the events in the disclosure (now appearing in the last paragraph on page 23) would not be "additional or changed material information on the plan of distribution" as contemplated by Regulation S-B Item
512(a)(1)(iii).  Therefore we reissue the comment.

Business, page 25

10. We note your response to prior comment 32. Please further revise your disclosure to address the agreement with Cypomics, Ltd.
referenced on page F-18.

11. We note your responses to prior comments 41, 42, 47, 48 and 66.
Please note that required or material information must be disclosed, even if confidential. See section II.B.2 of Staff Legal Bulletin
No.
1 (February 28, 1997), available on our web site at http://www.sec.gov/interps/legal.shtml. We therefore reissue the prior comments.

Products in Academic Investigator-Sponsored Clinical Development, page 29

12. We note your response to prior comment 39 and reissue the comment in part. Please provide the specific disclosure requested and avoid general statements regarding geographic scope, nature and duration of material patents.

Phoenix, page 29

13. We note your response to prior comment 40. Please clarify what you mean by the statement that none of the patients "have suffered any adverse irreversible side effects." Were there material side effects that were reversed?

Sodium Phenylbutyrate, page 31

14. Given that your disclosure in response to comments 45 and 46 and elsewhere in the discussion of your products cites expert reports, please file the consents required by Rule 436.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

Results of Operations, page 38

Fiscal Year Ended April 30, 2005 Compared With Fiscal Year Ended
April 30, 2004, page 41

15. Please refer to prior comment 55. Please revise the filing to clearly disclose the change in classification of your in-license fees in fiscal year 2006. MD&A should clearly discuss any factors affecting the comparability between periods, such as the change in classification of a primary expense.

16. We reissue comment 56 which sought specific information regarding known revenue or obligations to occur in upcoming periods.

17. We note your response to prior comment 57 and reissue the comment. Please address this comment in all instances in the MD&A section where you refer to consulting expenses and include the duration as well as the nature and scope of consulting services.

Employees, page 42

18. Please clarify the nature of the facilities you cite. Are these rented offices in a commercial office complex?

Management, page 46

19. Please reconcile your disclosure that Mr. Epenetos has been your
CEO since 2001 with the disclosure about your management in your last
Form 10-KSB.  In this regard, please:

* ensure that the references to the entities involved in your history are accurate throughout the document; and
* note your obligation to disclose compensation information for each person who acted as CEO during the last completed fiscal year.

20. Please disclose the business of Reventures Operating Co., and describe Ms. Van Sleen`s role as a "principle."

Certain Relationships and Related Transactions, page 53

21. Please disclose in this section the amounts paid during each of the last two years under each of the agreements mentioned in this section.

22. Please reconcile the amounts disclosed it this section with the amounts disclosed in Note 8 to your latest unaudited financial statements.

23. Please include all applicable related-party transactions during the past two years, even if the parties who were related at the time of the transaction are no longer related to you. For example, we note the exchange transaction mentioned on page II-2.

Security Ownership, page 54

24. Please identify the individuals who beneficially own the shares held in the name of the entities disclosed. For example, we note the disclosure regarding Walbrook.

25. Shares that a stockholder beneficially owns must be included in the table, even if the stockholder disclaims beneficial ownership. For example, note your footnote (6).


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 59

26. Please refer to prior comment 96. Please obtain and include a letter from Meril Solomon Bertiger & Gutilla, P.C. that is filed an exhibit to this filing that is addressed to us stating whether it agrees with the statements made by you in the filing and, if not, stating the respects in which your former accountant does not agree.
Refer to the guidance in Item 304(a)(3) of Regulation S-B.

Somanta Incorporated Consolidated Financial Statements, page F-1

Note 2.  Significant Accounting Policies, page F-12

-Translation of Foreign Currency in Financial Statements, page F-
13

27. We note your response to prior comment 78. We note that you changed your functional currency as a result of the transaction with
Bridge Oncology, a US-based corporation, in August of 2005. Please note that if the functional currency of a foreign entity changes from the currency of its country to the currency of its parent company`s country, the translation adjustments that apply to the entity and that have been accumulated in other comprehensive income in prior years should be retained in that account. In this regard, please tell us why you have recorded an adjustment to reverse the translation adjustments that apply to Somanta that have been accumulated in other comprehensive income in prior years. Alternatively, revise to remove the adjustment to accumulated other comprehensive loss relating to the foreign currency translation adjustment.

Note 5.   Related Party Transactions, page F-15

28. You state that in connection with the agreement with Virium Pharmaceuticals in February 2005, you paid Virium $50,000. Please tell us and revise the filing to clarify when this payment was made.
In this regard, tell us why you have labeled this expense as unaudited.

Note 8.  Stockholder`s Transactions, page F-16

29. Please refer to prior comment 83. We continue to note your disclosure that you determined the fair market value of the stock during the year ended April 30, 2005 was $1.23 per share. You state that this was based on the most recent value at which shares were being sold to unaffiliated investors. However, we note that during the year ended April 30, 2005, you sold 374,074 shares of common stock to individual investors at approximately $1.33 per share. Please clarify for us and revise your filing to explain why you believe the fair market value was $1.23 per share rather than the $1.33 per share evidenced by recent sales of stock to individual investors. Within your discussion, please explain if the 374,074 shares sold in fiscal 2005 were sold to affiliated or unaffiliated investors.

30. Please refer to prior comments 84, 86, 98, 99, 101, and 105.
We
note from you responses to these comments that you determined the fair value of your common stock to be $.60 and that you used this fair value within the following situations:

* The determination of the fair value of your stock options issued to purchase 406,670 shares of common stock during the six months ended
October 31, 2005;
* The determination of the fair value of your stock options issued to purchase 1,366,485 shares of common stock during the three months ended January 31, 2006;
* The determination of the fair value of the common stock issued in connection with your licensing agreements disclosed in Notes 10 and
11;
* The calculation of the beneficial conversion feature related to your $1.25 million convertible note that was issued during November
2005, including the determination of the number of shares into which the note is convertible;
* The determination of the fair value of your warrants issued to purchase 866,534 shares of common stock to SCO Capital Partners;
* The calculation of the deemed dividend related to your Series A preferred stock issued in January 2006;
* The determination of the fair value of your warrants issued to purchase 4,938,598 shares of common stock to the shareholders in the private placement transaction; and
* The determination of the fair value of your warrants issued to purchase 987,720 shares of common stock to the placement agent in the private placement transaction.

You state that the fair value of $.60 per share is based on the conversion price of your Series A preferred stock. However, on page
14, you state that the initial offering price of $.60 per share of common stock is not based upon earnings or operating history and does not reflect your actual value. We also note that based on stock sales in fiscal year 2005, the fair value of your common stock at that time was approximately $1.33 per share. Please note that conversion prices of preferred stock to common stock negotiated in private placement transactions are not necessarily indicative of the fair value of your common stock. Please revise to provide an estimate of the fair value of your common stock at the time of each of the aforementioned transactions or provide a substantive analysis showing why the fair value of your common stock was $.60 at the time of each of the aforementioned transactions.


31. We note your response to prior comment 85. We have the following additional comments. Please tell us and revise your filing to address the following:

* Clarify for us the purpose of this warrant issuance. For example, tell us and revise the filing to disclose if the warrants were issued in exchange for goods or services or for another reason.
* If these warrants were issued for goods or services, please tell us and revise your filing to explain why you did not record the warrant issuance based on the fair value of the services received in accordance with paragraph 8 of SFAS 123 and EITF 96-18.
* Please explain why used an expected useful life of zero within your
Black Scholes valuation model since the warrants can be exercised over a five year period.
* Confirm to us whether the fair market value used in the Black Scholes calculation was $.60 per share. If so, please revise this calculation as appropriate in response to our other comments above.

Note 10.  Significant Contracts and Licenses, page F-18

32. Please refer to prior comment 86. We continue to request that you revise this note and Note 11 to disclose the fees paid in cash and stock in connection with these license transactions.

Note 11.  Subsequent Events, page F-20

Share Exchange Agreement and Plan of Merger Agreement, page F-22

33. We note your response to prior comment 87. You state that the total of 13,697,834 shares outstanding consists of 5,832,834 shares of common stock issued to the prior stockholders of Somanta Limited and 7,865,000 shares of common stock held by the prior holders of Bridge Oncology Products, Inc. However, we note on page F-58 that Bridge Oncology Products, Inc. had only 1,000 shares of common stock outstanding at June 30, 2005. Please tell us and revise your disclosures to explain why the Bridge Oncology`s outstanding shares increased from 1,000 at June 30, 2005 to 7,865,000.

Somanta Pharmaceuticals, Inc. Condensed Financial Statements as of and for the Nine Months Ended January 31, 2006

Note 5.  Private Placement, page F-37

34. Please refer to prior comments 102 and 103.   We note from
your
response that you have recorded and classified the maximum penalties as mezzanine since the registration of your shares is outside of your control pursuant to paragraph 9 of EITF D-98. Please note that regardless of the view taken in connection with EITF 05-4, penalties associated with your registration rights agreements related to the underlying shares of the Series A preferred stock and warrants should be presented as liabilities and accounted for under SFAS 5.
Please
revise or advise.


*     *     *     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):  Adam C. Lenain, Esq. - Foley & Lardner LLP
Terrance J. Bruggeman
Somanta Pharmaceuticals, Inc.
May 5, 2006
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